Exhibit 1

ASX Release	Level 18, 275 Kent Street Sydney, NSW, 2000

16 January 2020

Westpac announces final member of independent Advisory Panel for AUSTRAC Accountability Review

Westpac Group has today announced that Mr Colin Carter AM has been appointed to the three-member Advisory Panel assessing Board risk governance and accountability in relation to the issues raised in AUSTRAC's Statement of Claim.

Mr Carter has over 30 years’ experience in management consulting, advising on organisational strategy and governance issues. He has carried out Board performance reviews for a number of companies and has wide industry knowledge of corporate governance issues.

Mr Carter joins previously announced Panel members Dr Ziggy Switkowski AO and Dr Kerry Schott AO. The Panel will provide recommendations on Board risk governance and accountability in relation to financial crime, an important part of Westpac’s work to raise standards and fix any gaps.

Mr Carter’s full biography is below.

More information about the Accountability Review Advisory Panel is available here.

Biography

Colin B. Carter, AM

Mr Carter has been an independent Non Executive director at Lendlease since April 2012. He is also a director of the National Golf Club and Australian Ballet Foundation, and President of the Geelong Football Club. Mr Carter is one of the founding partners of The Boston Consulting Group in Australia, retiring as a Senior Partner in 2001, and continues as an advisor with that company.

Mr Carter has over 30 years of experience in management consulting, advising on organisational strategy and governance issues. His career has included major projects in Australia and overseas. He has wide industry knowledge of corporate governance issues, having carried out Board performance reviews for a number of companies and co-authored a book on Boards, ‘Back to the Drawing Board’, published by Harvard Business School Press.

Mr Carter was a Non Executive Director of Wesfarmers Limited serving on that board for 12 years. He was also a Non Executive Director of Seek Limited for 13 years, and was a former Chairman of Jawun and director of Origin Energy, World Vision and the AFL Commission.

Mr Carter holds a Bachelor of Commerce from Melbourne University and a Master of Business Administration from Harvard Business School, where he graduated with Distinction and as a Baker Scholar. He is a Fellow of the Australian Institute of Company Directors.

For further information:

Stephanie Arena	Andrew Bowden

Media Relations	Head of Investor Relations

0466 451 995	+61 2 8253 4008

This document has been authorised for release by Sarah Donnelly, Head of Group Secretariat.